October 31, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 4720
Washington, D.C.  20549

Re: Grupo Aval Acciones y Valores S.A. Request to Withdraw Registration Statement on Form
F-1 (File No. 333-188934)

Ladies and Gentlemen:

Grupo Aval Acciones y Valores S.A. (the “Company”), respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-188934) initially filed with the Securities and Exchange Commission (the “Commission”) on May 30, 2013, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).  The Company is requesting withdrawal of the Registration Statement because it does not plan to pursue a public offering in the United States at this time. In addition, none of the Company’s securities were sold pursuant to the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Nicholas A. Kronfeld of Davis Polk & Wardwell LLP at 212-450-4950.

Sincerely,

/s/ Diego Fernando Solano Saravia

Diego Fernando Solano Saravia
Chief Financial Officer

cc:        Jorge Adrián Rincón Plata
Chief Legal Counsel
Grupo Aval Acciones y Valores S.A.

cc:        Nicholas A. Kronfeld
Davis Polk & Wardwell LLP